iBio, Inc.

9 Innovation Way, Suite 100

Newark, Delaware 19711

March 14, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       iBio, Inc.
Amendment No. 3 on Form S-3
to Registration Statement on Form S-1
File No. 333-171315

Ladies and Gentlemen:

iBio, Inc. (the “Company”) hereby submits in electronic format for filing with the U.S. Securities and Exchange Commission (the “SEC”) one complete copy of Amendment No. 3 on Form S-3 (the “Amendment”) to the captioned Registration Statement on Form S-1, File No. 333-171315, filed with the SEC on December 21, 2010, as amended by Amendment No. 1 thereto, filed with the SEC on January 27, 2011, and Amendment No. 2 thereto, filed with the SEC on March 7, 2011 (as amended, the “Registration Statement”), for the registration of shares of the Company’s common stock to be offered by holders of common stock and warrants to purchase common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the SEC by letter dated March 11, 2011.

To facilitate the staff’s review, we have set forth the text of the single comment from the letter in italics, followed by the Company’s response.

Comment 1: We note your response to our February 23, 2011 letter and your revised disclosure in your amended filing and reissue our comment in part. Please expand your disclosure on page 18 under the heading “Plan of Distribution” to specifically identify Messrs. Kay and DeSantis, Kobus Investments, LLC and BioMed Innvestments, LLC as underwriters. As Messrs. Kay and DeSantis, Kobus Investments, LLC and BioMed Innvestments, LLC have been determined to be underwriters engaged in a distribution, it is not appropriate to disclose that, as with the other selling stockholders, they “may be deemed” to be underwriters.

The Company has revised the Registration Statement in response to the staff’s comment. See page 18 of the Amendment.

Concluding Notes

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the SEC has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. At the time of the request, the Company will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (609) 802-6466, or our counsel, Andrew Abramowitz, at (212) 972-8882.

Very truly yours,

iBio, Inc. Frederick Larcombe Chief Financial Officer

Enclosures

cc:	Jeffrey Riedler, Esq. Assistant Director, Division of Corporation Finance

Karen Ubell, Esq. Staff Attorney, Division of Corporation Finance

Mr. Robert B. Kay